Exhibit 11.
 Statement Regarding Computation of Per Share Earnings


 For the periods ended December 31
                                                    1999        1998

Diluted and basic earnings per common share:
   Average common shares outstanding .........     572,478      106,386
   Average potential common shares outstanding        --           --
                                                 ---------    ---------
   Average diluted common shares .............     572,478      106,386

 Net loss ....................................   $(327,622)   $(395,575)


 Diluted and basic loss per share: ...........   $   (0.57)   $   (3.72)